UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2006                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated March 3, 2006

2.

News Release dated March 21, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: March 22, 2006	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

March 3, 2006

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE
San Luis – High-Grade Ayelen Channel Sample Results

Esperanza Silver Corp. (the “Company”) announces results from the first 16 channels cut across the Ayelen vein at the San Luis project in Peru. San Luis is a newly discovered high-grade epithermal vein system.

Notable intercepts of gold and silver were found in contiguous channels including 4.23 meters of 134.0 grams of gold and 2246 grams of silver per tonne, 5.99 meters of 78.4 grams of gold and 2082 grams of silver per tonne and 8.59 meters of 36.4 grams of gold and 719 grams of silver per tonne.

Channel samples were spaced approximately every 25 meters along the strike length of the Ayelen vein. Individual channels were cut perpendicular to the strike of the vein allowing the full thickness of the vein to be sampled. The channels vary in length from 4.1 to 36.4 meters. Individual samples within each channel are approximately 1 meter in length.

The following table summarizes results from all channels.

Channel		True Thickness (meters)		Au (gpt)	Ag (gpt)

A1			Best Sample	0.1	5.3
A2			Best Sample	1.2	64
A3		0.99		5.7	396
A4			Best Sample	0.5	46
A5		1.59		7.3	644
A6			Best Sample	0.1	12
A7			Best Sample	0.4	24
A7-1			Best Sample	3.8	110
A8		1.86		10.7	272
A9		2.52		58.0	1961
A10	Main	4.23		134.0	2246
	Split	1.64		12.5	102
A11	Main	5.99		78.4	2082
	Split	0.98		18.2	180
A12		8.59		36.4	719
A13		7.14		33.3	704
A14		2.64		23.2	265
A15		1.07		26.5	272
A16		2.09		19.6	309

Intervals have only been calculated for samples greater than 5 grams of gold per tonne.

The Ayelen vein is one of five known veins at the San Luis project. Together they have a total length of over five kilometers; Ayelen itself has been traced for approximately 750 meters on the surface. The veins exhibit many of the typical features of high-grade bonanza precious metal systems. The accompanying map shows a section of the vein.1

Systematic channel sampling continues on Ayelen and the other four veins. At the same time the Company is well advanced in the drill-permit application process and the establishment of a community relations program. Initial drilling will begin a soon as is practicable.

The project is held in a 50%-50% joint-venture with Silver Standard Resources Inc. Silver Standard is currently funding the next US$500,000 on-going exploration to earn an additional five percent interest.

For further information contact:

William Pincus

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept
responsibility for the adequacy or accuracy of this news release

N
A16
2.09 m
19.6 gpt Au
309 gpt Ag
A15
1.07 m
26.5 gpt Au
272 gpt Ag
A14
2.64 m
23.2 gpt Au
265 gpt Ag
A13
7.14 m
33.3 gpt Au
704 gpt Ag
A12
8.59 m
36.4 gpt Au
719 gpt Ag
A11Split
0.98 m
18.2 gpt Au
180 gpt Ag
A11
5.99 m
78.4 gpt Au
2082 gpt Ag
A10-Split
1.64 m
12.5 gpt Au
102 gpt Ag
A10
4.23 m
134.0 gpt Au
2246 gpt Ag
A 9
2.52 m
58.0 gpt Au
1961 gpt Ag
A 8
1.86 m
10.7 gpt Au
272 gpt Ag

Esperanza SILVER CORPORATION

Date:
March 1, 2006

Author:
WJP

Office: Denver

Scale:
1:1000

San Luis Project
Ayelén Vein
Channel Sampling

Projection: UTM (PSAD 56) Zone 18S

0 25 50
meters

Full channel length showing contiguous samples.
(Red > 5 gpt Au)

1 William Pincus, M.Sc., CPG. and President, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision. All samples were submitted to SGS laboratories in Lima, Peru for analysis. Samples were analyzed by ICP analysis and fire assay.

March 21, 2006

ESPERANZA AND SILVER STANDARD EXTEND STRIKE LENGTH OF GOLD-SILVER
DISCOVERY IN PERU TO 350 METERS

Vancouver B.C. – Esperanza Silver Corporation (TSX-V: EPZ) and Silver Standard Resources Inc. (TSX: SSO, Nasdaq: SSRI) are pleased to announce assay results of eight new channels cut across the Ayelen vein at their San Luis joint venture project in central Peru. San Luis is a newly discovered high-grade epithermal vein system.

Highlights from today’s sampling results include 14.9 feet averaging 2.86 ounces of gold and 45.7 ounces of silver per ton (4.53 meters at 98.1 grams of gold and 1,567 grams of silver per tonne) and 10.9 feet averaging 2.61 ounces of gold and 64.0 ounces of silver per ton (3.33 meters at 89.5 grams of gold and 2,196 grams of silver per tonne).

Combined with the results of earlier channel sampling announced on March 3, 2006, bonanza-type grades now extend for 350 meters along strike, are open to the north and potentially to the south. The property contains five kilometers of identified vein structures.

The new sampling results are presented in the table below:

Channel Sample	True Thickness	Gold Grade	Silver Grade	True Thickness	Gold Grade	Silver Grade
	(meters)	(g/tonne)	(g/tonne)	(feet)	(oz./ton)	(oz./ton)
A17	1.53	13.2	136	5.0	0.38	4.0
A18	2.63	16.8	309	8.6	0.49	9.0
A19	4.53	98.1	1,567	14.9	2.86	45.7
A19-1	3.33	89.5	2,196	10.9	2.61	64.0
A20	2.51	46.1	825	8.2	1.34	24.1
A21	Best sample	4.7	270	Best sample	0.14	7.9
A22	1.44	11.1	562	4.7	0.32	16.4
A23	2.17	14.2	338	7.1	0.41	9.9

Channel samples were spaced approximately every 25 meters along the strike length of the Ayelen vein. Individual channels were cut perpendicular to the strike of the vein allowing the full thickness of the vein to be sampled. Individual samples within each channel are approximately one meter in length.

Previously announced results (Esperanza news release dated March 3, 2006) demonstrated an average vein thickness of 4.01 meters containing 52.1 grams of gold and 1,114 grams of silver per tonne over a length of 160 meters. When the new results are added to this the strike length of the vein on surface has been extended to 350 meters at an average thickness of 3.25 meters containing 51.7 grams of gold and 1,077 grams of silver per tonne (see attached map).

The Ayelen vein has been identified over a 750-meter strike length and the adjacent Ines vein for over 2,000 meters. Currently there are five known veins with a combined identified length of over five kilometers. The veins exhibit many of the typical characteristics of bonanza-grade precious-metals systems.

Work on the project will resume at the end of March and will focus on completing the sampling of the Ayelen vein, followed by sampling of the Ines vein. The joint venture is finalizing drill permits and is now in the process of contracting a diamond-core rig. Drilling is expected to commence in

June, 2006 when a drill rig can be mobilized. The drill’s first priority will be to test the depth of the surface mineralization.

William Pincus, M.Sc., CPG., and president, Esperanza Silver Corporation, is the Qualified Person (QP) under Canada’s 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision. All samples were submitted to SGS laboratories in Lima, Peru for analysis. Samples were analyzed by ICP analysis and fire assay.

Under the 50-50 joint venture, Silver Standard Resources Inc. is currently funding the next US$500,000 of ongoing exploration to earn an additional 5% interest. Silver Standard has the right to earn an 80% interest in phases by funding work to place the property into production.

About Esperanza Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering orebodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk tonnage gold prospect in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

About Silver Standard Silver Standard Resources Inc. is a well-financed silver resource company with core projects in seven countries. The company continues to seek growth through acquisitions, and exploration and development.

William Pincus, President and CEO Esperanza Silver Corporation Denver, Colorado (303) 830 0988 Tel (303) 830 9098 Fax wpincus@esperanzasilver.com	Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. Tel: (604) 689-3846 or
Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. NA toll-free: (888) 338-0046

Neither the TSX or the TSX Venture Exchange has approved nor disapproved of the information contained herein. SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Annual Information Form filed with the Canadian regulators and Form 20-F filed with the US Securities and Exchange Commission. The forward-looking statements contained in this document constitute management’s current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the company does not undertake to do so.

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

N
A23
2.17 m
14.2 gpt Au
338 gpt Ag
A22
1.44 m
11.1 gpt Au
562 gpt Ag
A21
Best Sample
4.7 gpt Au
270 gpt Ag
A20
2.51 m
46.1 gpt Au
825 gpt Ag
A19-1
3.33 m
89.5 gpt Au
2196 gpt Ag
A19
4.53 m
98.1 gpt Au
1567 gpt Ag
A18
2.63 m
16.8 gpt Au
309 gpt Ag
A17
1.53 m
13.2 gpt Au
136 gpt Ag
Previously Reported
A16
2.09 m
19.6 gpt Au
309 gpt Ag
A15
1.07 m
26.5 gpt Au
272 gpt Ag

Ayelén Vein System--
Overview
with location of Channel Samples
A8 through A23
A23
A15
A8
0 25 50
meters

Full channel length showing contiguous samples.
(Red > 5 gpt Au)

Esperanza SILVER CORPORATION

Date:
March 21, 2006

Author:
WJP

Office: Denver

Scale:
1:1000

San Luis Project
Ayelén Vein
Channel Sampling
A15 to A23

Projection: UTM (PSAD 56) Zone 18S

0 25 50
meters